Simpson Thacher & Bartlett LLP

2475 HANOVER STREET

PALO ALTO, CA 94304

TELEPHONE: +1-650-251-5000

FACSIMILE: +1-650-251-5002

Direct Dial Number +1-650-251-5110	E-mail Address wbrentani@stblaw.com

January 24, 2020

Robert Shapiro

Jim Allegretto

Daniel Morris

Mara Ransom

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Via Email

Re:	PPD, Inc. – Registration Statement on Form S-1 (CIK No. 0001793294)

Ladies and Gentlemen:

On behalf of PPD, Inc. (the “Company”), and in connection with Amendment No. 1 to the registration statement on Form S-1 (“Amendment No. 1”) filed on January 16, 2020, we have attached as Annex A to this letter for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) select proposed changed pages to Amendment No. 1, to be reflected in Amendment No. 2 to the registration statement on Form S-1 (“Draft Amendment No. 2”). The Company has revised Draft Amendment No. 2 in response to the oral comment provided by Daniel Morris of the Staff to the undersigned on January 23, 2020 (the “oral comment”), and to otherwise update its disclosure.

In response to the oral comment, Draft Amendment No. 2 includes the Company’s proposed draft of (i) two paragraphs including preliminary expectations of financial results for the year ended December 31, 2019, to be included at the end of the “Our Company” subsection of the Summary section and (ii) the “Recent Developments” subsection of the Summary, in each case including the Company’s current calculation of the applicable amounts. While these amounts are subject to the Company’s ongoing review, the Company does not expect that there will be any material variations with respect to the amounts ultimately included in Amendment No. 2 to be filed with the Commission.

*  *  *  *  *  *  *

NEW YORK        BEIJING        HONG KONG        HOUSTON        LONDON        LOS ANGELES        SÃO PAULO        TOKYO        WASHINGTON, D.C.

Please call me (650-251-5110) if you wish to discuss our response to the oral comment or our other prior responses.

Very truly yours,

/s/ William B. Brentani
William B. Brentani

cc:	B. Judd Hartman, Executive Vice President, General Counsel and Chief Administrative Officer,

PPD, Inc.

Jason M. Licht, Latham & Watkins, LLP

Annex A

Select Proposed Changed Pages to Draft Amendment No. 2

[See Attached]

•	Increased net authorizations from $2,491.6 million for 2015 to $3,421.0 million for 2018, representing a CAGR of 11.1%.

(1)	Amounts are presented on an ASC 605 (as defined below) basis for comparability, as described in “—Summary Consolidated Financial Data” below.

On January 1, 2018, we adopted Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). Our consolidated financial data for the periods beginning January 1, 2018 and thereafter are presented in accordance with ASC 606. Prior to January 1, 2018, we applied the accounting guidance from the application of ASC Topic 605, Revenue Recognition (“ASC 605”). As described in the “—Summary Consolidated Financial Data” below, our consolidated financial data for the year ended December 31, 2018 has been presented on both an ASC 606 and ASC 605 basis to provide greater comparability of our operating results during 2018, consistent with the modified retrospective adoption approach.

Based on the midpoint of the ranges of our preliminary expectations of financial results for the year ended December 31, 2019 provided under “—Recent Developments” below, we expect to report year over year revenue growth of 7.4%, income from operations growth of 11.4%, net income attributable to common stockholders of PPD, Inc. decline of 46.9%, Adjusted EBITDA growth of 9.6% and net authorization growth of 11.8% for 2019 (revenue, income from operations, net income and Adjusted EBITDA are determined on an “ASC 606” basis as described in “—Summary Consolidated Financial Data” below).

Our Markets

The drug development process involves the testing of drug candidates to demonstrate safety and efficacy in order to meet regulatory requirements. Developing new drugs for the treatment of human disease is an extremely expensive, complex, high-risk and time-consuming process. It is estimated that bringing a new drug or medical device to market can take up to 15 years and cost $2.5 billion or more. The drug development process consists of two stages: pre-clinical and clinical. The clinical stage is the most time-consuming and expensive part of the drug development process. During the clinical stage, the drug candidate undergoes a series of tests in humans, including healthy volunteers, as well as participants with the targeted disease or condition. Human trials usually start on a small scale to assess safety, efficacy and dosage (Phase I–II) and then expand to larger trials (Phase III) to test efficacy and safety in the target population. Phase IV, or post-approval trials, involve monitoring or verifying the risks and benefits of a drug product.

•	our ability to generate cash flow to service our substantial debt obligations; and

•	other factors set forth under “Risk Factors” in this prospectus.

2017 Recapitalization Transaction

In May 2017, the Company and the Majority Sponsors completed a recapitalization (the “Recapitalization”) of Jaguar Holding Company I (“Jaguar I”), the then indirect parent of Pharmaceutical Product Development, LLC and now indirect wholly owned subsidiary of PPD, Inc. The Recapitalization was effected through two mergers that resulted in Jaguar I becoming an indirect wholly owned subsidiary of PPD, Inc. Prior to the Recapitalization, Jaguar I was majority owned and jointly controlled by the Majority Sponsors. Subsequent to the Recapitalization, the Company, and indirectly, Jaguar I, continue to be majority owned and jointly controlled by the Majority Sponsors, through different affiliated investment funds, by rolling over existing equity and investing new equity of the Majority Sponsors into PPD, Inc., in connection with the Recapitalization. Additionally, two investors, Blue Spectrum and the GIC Holder, both obtained direct minority ownership interests in PPD, Inc. through the Recapitalization. Prior to the Recapitalization, the controlling Majority Sponsors owned approximately 99.4% of the Company, with the remainder owned by management and the independent directors. Subsequent to the Recapitalization, the controlling Majority Sponsors owned approximately 80.6% of the Company, GIC Private Limited (“GIC”) (through the GIC Holder) and the Abu Dhabi Investment Authority (“ADIA”) (through Blue Spectrum) owned approximately 18.3% of the Company, and the remainder was owned by management and the independent directors. See “Principal Stockholders” for more information on the Sponsors’ existing ownership interest in PPD, Inc.

In connection with the Recapitalization, in May 2017, Eagle II, a direct subsidiary of PPD, Inc., issued $550.0 million in aggregate principal amount of Initial Holdco Notes which were used to pay, in part, the cash consideration for the Recapitalization and fees and expenses related to the Recapitalization. In May 2019, Eagle II issued $900.0 million in aggregate principal amount of Additional Holdco Notes to fund the payment of dividends and distributions to PPD, Inc., which PPD, Inc. used, together with cash on hand, to pay a special dividend of $1,086.0 million to its stockholders, as well as fees and expenses associated with the issuance of the Additional Holdco Notes.

For additional information on the Recapitalization, see Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

Recent Developments

November 2019 Dividend

In November 2019, we declared, and subsequently paid, a special cash dividend to our stockholders of $160.0 million, or $0.57 per share, with cash on hand. The special cash dividend was considered a return of the capital to our stockholders. A pro forma balance sheet is presented in our unaudited condensed consolidated financial statements included elsewhere in this prospectus to give effect to the special cash dividend as if it was paid as of September 30, 2019. The pro forma balance sheet reflects an adjustment to cash for the dividend paid, an adjustment to decrease additional paid-in-capital and an adjustment to increase accumulated deficit.

Preliminary Financial and Operational Information

The following information reflects our preliminary expectations of financial results and certain operational information for the year ended December 31, 2019, based on currently available information. We have provided ranges, rather than specific amounts, for the financial results and operational information below, primarily because all of our financial and other closing procedures for the year ended December 31, 2019 have not yet been completed and, as a result, our final results and operational information upon the completion of our closing procedures may vary from the preliminary estimates included herein. We anticipate that our consolidated financial statements for the year ended December 31, 2019 will not be available until after the date of this prospectus and will be included in our annual report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) following this offering.

Preliminary Financial Results and Operational Information

Although the financial results for the year ended December 31, 2019 are not yet finalized, we estimate that the financial results (as determined on an ASC 606 basis as described in “—Summary Consolidated Financial Data” below except as otherwise noted therein) and certain operational information will fall within the following ranges:

	Year Ended December 31, 2019
	Low		High
	(dollars in thousands)
Statement of operations data:
Revenue(a)	$4,020,000		$4,034,000
Income from operations	412,000		418,000
Net income attributable to common stockholders of PPD, Inc.	48,700		53,700

Cash flow data:
Net cash provided by operating activities	$430,000		$434,000
Cash paid for interest	301,000		301,000
Net cash paid for capital expenditures	124,000		126,000

Other financial and operating data:(b)
Adjusted EBITDA.	$772,000		$778,000
Adjusted Net Income	$281,737		$286,737
Backlog (at end of period)	$7,057,000		$7,073,000
Backlog conversion	11.8%		12.0%
Net authorizations ..	$3,820,000		$3,830,000
Net book-to-bill	1.2	x	1.2	x

Balance sheet data:
Cash and cash equivalents (at end of period)	$342,500		$345,500
Total debt (at end of period)	5,639,000		5,649,000

(a)	Revenue by segment is estimated to fall within the following ranges:

Segment revenue:
Clinical Development Services.	$2,540,000	$2,546,000
Laboratory Services	595,000	599,000
Other revenue not allocated to segments	885,000	889,000

Total revenue	$4,020,000	$4,034,000

(b)	See footnotes under “—Summary Consolidated Financial Data” below for description of these metrics.

Non-GAAP Measures Reconciliations

Adjusted EBITDA and Adjusted Net Income are non-GAAP measures used by management to measure our operating performance. The following table provides a reconciliation from our preliminary estimates of net income attributable to common stockholders of PPD, Inc. to preliminary estimates of Adjusted EBITDA and Adjusted Net Income for the year ended December 31, 2019 (at the low end and high end of the estimated ranges set forth above). In addition, please see footnotes 8 and 9 to the table under the heading “—Summary Consolidated Financial Data” for additional information about how we calculate Adjusted EBITDA and Adjusted Net Income, the reasons why we include these measures and certain limitations to their use.

	Year Ended December 31, 2019
	Low	High
	(in thousands)
Adjusted EBITDA:
Net income attributable to common stockholders of PPD, Inc.	$48,700	$53,700
Recapitalization investment portfolio consideration	(6,800)	(6,800)
Net income attributable to noncontrolling interests	4,900	4,900
Net income	46,800	51,800
Interest expense, net	312,000	312,000
Provision for income taxes	2,500	3,500
Depreciation and amortization	265,000	265,000
Stock-based compensation expense	16,000	16,000
Option holder special bonuses(a)	19,000	19,000
Other expense, net	27,500	27,500
Goodwill and other asset impairments	1,500	1,500
Sponsor fees and related costs(b)	3,800	3,800
Severance and charges for other cost reduction activities(c)	10,400	10,400
Transaction-related costs(d)	23,000	23,000
Loss (gain) on investments(e)	19,000	19,000
Other adjustments(f)	25,500	25,500

Adjusted EBITDA	$772,000	$778,000

Adjusted Net Income:
Net income attributable to common stockholders of PPD, Inc.	$48,700	$53,700
Recapitalization investment portfolio consideration	(6,800)	(6,800)
Net income attributable to noncontrolling interests	4,900	4,900

Net income	46,800	51,800

Amortization of intangible assets	162,000	162,000
Amortization of debt issuance and modification costs and debt discount	18,000	18,000
Amortization of accumulated other comprehensive income on derivative instruments	(9,500)	(9,500)
Stock-based compensation expense	16,000	16,000
Option holder special bonuses(a)	19,000	19,000
Other expense (income), net	27,500	27,500
Goodwill and other asset impairments	1,500	1,500
Sponsor fees and related costs(b)	3,800	3,800
Severance and other cost reduction(c)	10,400	10,400
Transaction-related costs(d)	23,000	23,000
Loss (gain) on investments(e)	19,000	19,000
Other adjustments(f)	25,500	25,500

Total adjustments	316,200	316,200

Tax effect of adjustments(g)	(81,263)	(81,263)
Other tax adjustments(g)	0	0
Adjusted Net Income	$281,737	$286,737

(a)

Represents our cost associated with special cash bonuses to option holders. For more information, see Note 7 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

(b)

Represents management fees incurred under consulting services agreements with our Majority Sponsors. These consulting service agreements will terminate upon consummation of this offering. For more information, see Note 16 to our audited consolidated financial statements included elsewhere in this prospectus.

(c)

Represents employee separation costs, exit and disposal costs with the full or partial exit of certain leased facilities, costs associated with planned employee reorganizations and other contract termination costs from various cost-reduction activities.

(d)	Represents integration and transaction costs incurred in connection with completed or contemplated acquisitions, costs incurred in connection with this offering and other transaction costs.
(e)	Represents the fair value accounting gains or losses primarily from our investments in Auven and in venBio.
(f)

Other adjustments include amounts that management believes are not representative of our operating performance. These adjustments include implementation costs associated with a new enterprise resource planning (“ERP”) application, advisory costs associated with the adoption of new accounting standards and other unusual charges or income.

(g)	Non-GAAP adjustments were tax effected at an estimated blended effective tax rate of 25.7% for the year ended December 31, 2019.

Inclusion of Preliminary Financial and Operational Information

The preliminary financial and operational information included in this prospectus reflect management’s estimates based solely upon information available to us as of the date of this prospectus and are the responsibility of management. The preliminary consolidated financial results presented above are not a comprehensive statement of our financial results for the year ended December 31, 2019 and have not been audited, reviewed or compiled by our independent registered public accounting firm, Deloitte & Touche LLP (“Deloitte”). Accordingly, Deloitte does not express an opinion and assumes no responsibility for and disclaims any association with such preliminary consolidated financial results and operational information. The preliminary consolidated financial results presented above are subject to the completion of our financial closing procedures, which have not yet been completed. Our actual results for the year ended December 31, 2019 will not be available until after this offering is completed and may vary from these estimates. For example, during the course of the preparation of the respective financial statements and related notes, additional items that would require adjustments to be made to the preliminary estimated consolidated financial results presented above may be identified. While we do not expect that our actual results for the year ended December 31, 2019 will vary materially from the preliminary consolidated financial results presented above, there can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

	As of September 30, 2019(2)
	Actual	Pro Forma(12)	Pro Forma as Adjusted(13)
	(in thousands)
Balance sheet data:
Cash and cash equivalents	$403,398	$243,398	$
Working capital	(87,472)	(247,472)
Total assets	5,589,509	5,429,509
Total debt	5,645,626	5,645,626
Total stockholders’ deficit	(2,603,879)	(2,763,879)

(1)

We acquired Synarc Inc. on September 3, 2019, Medimix International on July 1, 2019, Optimal Research, LLC on September 1, 2017, Evidera Holdings, Inc. on September 1, 2016, Synexus Clinical Research Topco Limited on May 31, 2016, CRA Intermediate Holdings, Inc. on May 12, 2015 and the clinical research division of Shin Nippon Biomedical Laboratories (“SNBL”), subsequently renamed PPD-SNBL, on April 1, 2015. We own 60% of PPD-SNBL. The financial results of these entities have been included as of and since the dates of each acquisition.

(2)

Financial data as of and for the year ended December 31, 2018 and as of and for the nine months ended September 30, 2019 and 2018 is reported in accordance with ASC 606, unless otherwise noted. Our consolidated financial data for the year ended December 31, 2018 has been presented on both an ASC 606 and ASC 605 basis to provide greater comparability of our operating results during 2018.

(3)

Financial data as of and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 is reported in accordance with ASC 605 unless otherwise noted. Other than earnings per share data, our consolidated financial data for the year ended December 31, 2018 has been presented on both an ASC 606 and ASC 605 basis to provide greater comparability of our operating results during 2018. For more information, see Note 3 to our audited consolidated financial statements included elsewhere in this prospectus.

(4)

Represents out-of-pocket revenues and related costs reimbursed by our customers at cost when we are the principal (and not the agent) in the relationship in accordance with ASC 605 for the years ended December 31, 2018, 2017, 2016, 2015 and 2014.

(5)	Our revenue by segment and a reconciliation to total revenue is as follows:

	Nine Months Ended
	September 30,		Year Ended December 31,
	2019	2018	2018	2018	2017	2016	2015	2014
	ASC 606			ASC 605
	(in thousands)
Segment revenue:
Clinical Development Services	$1,887,369	$1,705,901	$2,336,005	$2,336,005	$2,319,103	$2,057,366	$1,718,205	$1,598,387
Laboratory Services	437,661	370,000	501,805	501,805	448,373	410,575	355,279	321,567
Other revenue not allocated to segments	659,103	694,433	911,161	222,224	233,574	211,624	178,350	165,854

Total revenue	2,984,133	2,770,334	3,748,971	3,060,034	3,001,050	2,679,565	2,251,834	2,085,808

(6)

Represents expenses in connection with the recapitalization of the Company in 2017. For more information, see Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

(7)

Represents the fair value accounting gains or losses primarily from our investments in Auven Therapeutic Holdings, L.P. (“Auven”) and venBio Global Strategic Fund, L.P. (“venBio”). The gains or losses from our investments in Auven and venBio will likely continue to fluctuate from period to period based on the changes in fair values of the net asset values of the limited partnerships and changes in the discounts applied to such investments for our lack of control and lack of marketability. This adjustment also includes changes in the contingent liability that was recorded for additional consideration estimated to be payable to certain owners in connection with the 2017 recapitalization, primarily based on changes in fair value of such investments, net of taxes and other related expenses. For more information, see Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

(8)

Adjusted EBITDA consists of net income (loss) attributable to common stockholders of PPD, Inc., adjusted for changes in recapitalization investment portfolio consideration, net (income) loss attributable to noncontrolling interests and loss from discontinued operations, net, and before interest expense, net, provision for (benefit from) income taxes and depreciation and amortization and eliminates (i) non-operating income or expense and (ii) impacts of certain non-cash, unusual or other items that are included in net income (loss) that we do not consider indicative of our ongoing operating performance. Adjusted Net Income consists of net income attributable to common stockholders of PPD, Inc. before amortization and the elimination of (i) non-operating income or expense and (ii) impacts of certain non-cash, unusual or other items that are included in net income (loss) that we do not consider indicative of our ongoing operating performance. In the case of Adjusted EBITDA and Adjusted Net Income, we believe that making such adjustments provides management and investors meaningful information to understand our operating performance and ability to analyze financial and business trends on a period-to-period basis. Although we exclude amortization of acquired intangible assets from our non-GAAP (as defined below) expenses, we note that revenue generated from such intangibles is included within revenue in determining net income (loss) attributable to common stockholders of PPD, Inc.

(9)

Adjusted EBITDA and Adjusted Net Income data are not calculated or presented in accordance with generally accepted accounting principles in the United States (“GAAP”) and other companies in our industry may calculate Adjusted EBITDA or Adjusted Net Income differently than we do. As a result, these financial measures have limitations as analytical and comparative tools and you should not consider these items in isolation, or as a substitute for analysis of our results as reported under GAAP. Adjusted EBITDA and Adjusted Net Income should not be considered as measures of discretionary cash available to us to invest in the growth of our business. In calculating these performance financial measures, we make certain adjustments that are based on assumptions and estimates that may prove to have been inaccurate. In addition, in evaluating these financial measures, you should be aware that in the future we may incur

	Nine Months Ended September 30,		Year Ended December 31,
	2019(1)(3)	2018(1)	2018(1)	2017(2)(3)	2016(2)(3)	2015(2)(3)	2014(2)
	(in thousands)
Cash flow data:
Net cash provided by (used in):
Operating activities	$313,722	$301,106	$423,406	$359,079	$407,995	$416,288	$96,000
Investing activities	(195,548)	(58,990)	(90,525)	(92,743)	(519,746)	(253,542)	(26,308)
Financing activities	(253,229)	(140,776)	(166,942)	(249,393)	130,465	(44,629)	(24,477)

	As of September 30, 2019(1)(3)	As of December 31,
		2018(1)	2017(2)(3)	2016(2)(3)	2015(2)(3)	2014(2)
	(in thousands)
Balance sheet data:
Cash and cash equivalents	$403,398	$553,066	$418,960	$361,741	$365,846	$264,336
Property and equipment, net	425,484	399,103	384,187	382,946	333,737	341,252
Working capital	(87,472)	137,456	30,352	150,452	252,699	307,040
Total assets	5,589,509	5,489,361	5,444,873	5,310,304	4,849,447	4,878,905
Total debt	5,645,626	4,795,684	4,822,234	4,309,112	3,655,200	3,049,716
Total stockholders’ (deficit) equity	(2,603,879)	(1,522,421)	(1,491,680)	(964,241)	(444,369)	302,475

(1)	Financial data as of and for the year ended December 31, 2018, as of September 30, 2019 and for the nine months ended September 30, 2019 and 2018 is reported in accordance with ASC 606.
(2)	Financial data as of and for the years ended December 31, 2017, 2016, 2015 and 2014 is reported in accordance with ASC 605.
(3)

We acquired Synarc Inc. on September 3, 2019, Medimix International on July 1, 2019, Optimal Research, LLC on September 1, 2017, Evidera Holdings, Inc. on September 1, 2016, Synexus Clinical Research Topco Limited on May 31, 2016, CRA Intermediate Holdings, Inc. on May 12, 2015 and the clinic as research division of SNBL, subsequently renamed PPD-SNBL, on April 1, 2015. We own 60% of PPD-SNBL. The financial results of these entities have been included as of and since the dates of each acquisition.

(4)

Represents out-of-pocket revenues and related costs reimbursed by our customers at cost when we are the principal (and not the agent) in the relationship in accordance with ASC 605 for the years ended December 31, 2017, 2016, 2015 and 2014.

(5)	Our revenue by segment and a reconciliation to total revenue is as follows:

	Nine Months Ended
	September 30,		Year Ended December 31,
	2019	2018	2018	2018	2017	2016	2015	2014
	ASC 606			ASC 605
	(in thousands)
Segment revenue:
Clinical Development Services	$1,887,369	$1,705,901	$2,336,005	$2,336,005	$2,319,103	$2,057,366	$1,718,205	$1,598,387
Laboratory Services	437,661	370,000	501,805	501,805	448,373	410,575	355,279	321,567
Other revenue not allocated to segments	659,103	694,433	911,161	222,224	233,574	211,624	178,350	165,854

Total revenue	2,984,133	2,770,334	3,748,971	3,060,034	3,001,050	2,679,565	2,251,834	2,085,808

(6)

Represents expenses in connection with the recapitalization of the Company in 2017. For more information, see Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

(7)

Represents the fair value accounting gains or losses primarily from our investments in Auven and venBio. The gains or losses from our investments in Auven and venBio will likely continue to fluctuate from period to period based on the changes in fair values of the net asset values of the limited partnerships and changes in the discounts applied to such investments for our lack of control and lack of marketability. A contingent liability for additional consideration estimated to be payable to certain owners prior to the 2017 recapitalization was recorded, primarily based on changes in the fair value of such investments, net of taxes and other related expenses. For more information, see Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.